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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

ALLSTREAM INC.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 2, 2003
	By:	/s/ SCOTT EWART
Scott Ewart Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Launches New Advertising Campaign

Company Continues to Deliver on Brand Promise

Campaign Demonstrates That Allstream Understands "There's More to Networks"

        TORONTO, October 2, 2003 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today launched a new advertising campaign as part of the second phase of Allstream's branding initiative. The new ad campaign demonstrates the Company's achievement in successfully delivering on brand promises made since it established its new corporate identity on June 18, 2003.

        Allstream also launched today its new advertising tagline, "There's more to networks™," which speaks to Allstream's core belief that a successful customer relationship relies on more than just a network with pipes and bandwidth — it is about Allstream's understanding of our customers' businesses and the value they create when using communication solutions delivered by Allstream.

        "We're extremely excited about our newest ad campaign and tagline because it focuses on going beyond the brand awareness stage," said Mike Kologinski, Executive Vice President, Marketing. "We're now building credibility by demonstrating how Allstream is delivering on its brand promise through customer success stories in our ads. Our tagline, which resonated well with customers in our research, speaks to the fact that our relationships with customers are about more than just bits and bytes. We understand the value that our customers can create through our solutions — it's this understanding that enables Allstream to deliver unique communication solutions with a nimble and responsive attitude."

        The theme of the ads, which was created in partnership with Publicis Canada, features recent Allstream customer success stories to highlight the value that these customers were able to create within their own business by using Allstream's communication solutions, which ultimately helps the customer compete more effectively. "We believe these partnership ads are an effective way to reflect our nimble and responsive approach in delivering innovative communication solutions," said Kologinski.

        Later in the Fall, the ads will focus on Allstream's product suite to showcase the quality and breadth of Allstream's expertise and world-class portfolio of Connectivity, Infrastructure Management and IT Services.

        Starting today and through the Fall, Allstream's new advertising campaign will appear in a variety of print and electronic mediums across Canada including major daily newspapers, magazines, radio spots, a television partnership, as well as various online and out-of-home mediums across Canada. To view the new print ads, please visit our website at www.allstream.com.

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Investors

        This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For further information, please contact:

Media:
May Chong, (416) 345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, (416) 345-3125, brock.robertson@allstream.com
Dan Coombes, (416) 345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream Launches New Advertising Campaign